FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Inscription in Securities Register  Nº175

Santiago, October 6, 2014.

Ger. Gen. N° 84/2014.

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins1449

Santiago

Ref.:   SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N° 18,045, and as established under General Norm N°30 of the Superintendence, duly authorized, I hereby inform you of the following significant event:

Enersis’ Board of Directors’ Committee, at its extraordinary meeting held today, has issued its report, in conformity with article 50 bis under the Chilean Companies Act.  This report refers to the analysis of the operation which consist of the purchase by Enersis of loans granted by Endesa Latinamérica S.A. in favor of Central Dock Sud S.A. (“CDS”), and subsequent pardoning of interests and contribution of these loans to the capital of Inversora Dock Sud S.A. (“IDS”) and  CDS. Loans would be contributed at their face value by all the creditors and shareholders of CDS, on an equal basis, receiving in exchange, shares issued by IDS and CDS, respectively, in the proportion to the contribution made. In the case of Enersis, loans would be partially amortized in cash, as well as eventual capital reductions of these Argentine subsidiaries.

A copy of this report is enclosed and will beat the shareholders’ disposal at Enersis’ headquarter, located in Santa Rosa 76, 15th Floor, Santiago, Chile (Investor Relations Department), and on the company’s website at  www.enersis.cl

Sincerely yours,

Ignacio Antoñanzas Alvear

Chief Executive Officer

c.c.:	Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Electronic Stock Exchange)
Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)
Banco Santander Santiago - Bondholders Representative
Comisión Clasificadora de Riesgos (Risk Classification Commission)

DISCLAIMMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE DIRECTOR’S COMMITEE

Santiago, October 6, 2014

Mr. Pablo Yrarrázaval Valdés.

Chairman of the Board of Directors

Enersis S.A.

Ref.:      Pronouncement on the potential purchase of Central Dock Sud loans granted by Endesa Latinoamérica and the pardoning of interest, subsequent capitalization of outstanding loans and eventual capital reductions.

Dear Sir,

In accordance with article 50 bis of the Chilean Companies Act  18,046 (“LSA” in its Spanish acronym), and in the name of the Directors’ Committee (“Committee”) of Enersis S.A. (“Enersis”), consisting of Messrs Hernán Somerville Senn, Leonidas Vial Echeverría and Rafael Fernández Morandé, we hereby comply with our duty by reporting the mentioned operation.

I.               Introduction

•         Central Dock Sud S.A. (“CDS” or the “company”) is an Argentine electric company whose principal activity is the generation and commercialization of electric energy. Its plant is located in Dock Sud, in the Province of Buenos Aires. CDS owns and operates a 798 MW combined cycle plant and two gas turbines of 36 MW each, giving it a total installed capacity of 870 MW.

•         Based on figures as of December 2013, CDS has a 2.8% share of the country’s installed capacity and a 4.5% share of thermal power installed capacity. Its market share in the generation of electric energy in Argentina is 3.8%.

•         The direct and indirect owners of CDS are Enersis (40%), YPF (40%) and Pan American Energy (20%). Enersis holds its stake in CDS indirectly through the company Inversora Dock Sud (“IDS”), of which it owns 57%; the remaining 43% is held by YPF.

•         Enersis has held its stake since March 2013 as the result of the transfer of shares made by Endesa S.A. the in-kind contribution, part of the Enersis’ capital increase agreed upon at the Extraordinary Shareholders’ Meeting held on December 20, 2012.

•         The other owners of CDS are important companies in the gas and petroleum industry in Argentina:  the state-owned YPF, as the market leader, followed by PAE which is the largest private company in such industry.

•         Please find below the shareholder structure.

FIG. 1:  CURRENT SHAREHOLDER STRUCTURE

•         Since 2006, CDS has had equity problems and has not been in compliance with article 206 of the Argentine Commercial Companies Act (N° 19,550), which establishes that losses may not be higher than 50% of capital and reserves. If it is not possible to comply with this condition, capital reductions have to be made in order to absorb the accumulated losses.

•         Therefore, in 2007 and 2009, capital reductions were made.

•         According to the 2013 Financial Statements, CDS could have a negative equity ; therefore, in accordance with the Argentine legislation, article 94 of Law N° 19,550, CDS would be forced into its dissolution or the reconstitution of its equity.

II.             Characteristics of the operation

•         Given the possibility that CDS might close the year 2013 with negative equity, Enersis has been in conversations with other shareholders in order to resolve the situation.

•         The proposed agreement establishes the capitalization of loans that shareholders maintain with the company, the pardoning of all accrued interest, commissions and penalty  interest, with the condition of keeping the current shareholder structure (approximately 40% Enersis, 40% YPF and 20% PAE). This will resolve the equity situation of CDS ,and additionally will leave the company without debt.  This debt is actually the origin of the company’s losses due to the recognition of exchange rate differences associated with the devaluation of the Argentine Peso. The details of CDS debts and the respective creditors as of December 31,2013, are shown in the following table:

TABLE 1:  DETAILS OF DEBT HELD BY CENTRAL DOCK SUD

(MMUSD)	YPF	PAE	ELA	ENI	TOTAL
Shareholders' Loan	18.2	9.1	18.2	0.0	45.5
Capital	13.6	6.8	13.6		34.0
Interest	4.6	2.3	4.6		11.5
Structured Debt	64.1	0.0	83.8	0.0	147.9
Capital	38.9		51.8		90.7
Interest	25.2		32.0		57.2
Subordinated Debt	1.7	0.0	0.0	2.2	4.0
Capital	1.7			2.2	3.9
Interest	0.0			0.0	0.1
Preferred Shares (IDS)	16.3	0.0	0.0	21.6	37.9
Capital	4.8			6.4	11.2
Interest	11.5			15.2	26.7
TOTAL	100.3	9.1	102.0	23.9	235.3

•         As can be seen in Table 1, an important part of the loans are held by Endesa Latinoamérica (“ELA”), a company domiciled in Spain and the parent company of Enersis. Therefore, in order to avoid the dissolution of CDS, it is necessary for ELA to transferred these loans to Enersis, through a sale of these at market conditions.

•         The Directors’ Committee, in the exercise of its powers, studied and verified that effectively, these loans, were the property of a third party, since they did not form part of the Enersis 2013 capital increase, and therefore make their sale possible.

•         The proposed capitalization agreement involves the following steps:

✓  ELA assigns, through a sale to Enersis at market conditions, the loans that it has granted in favor of CDS.

✓  All debt held by CDS would be converted into Argentine Pesos at the exchange rate prevailing as of December 31, 2013, AR$/USD 6.521.

✓  All creditors would  condone accrued interest, commissions and penalty interest.  This includes the accumulated differential rescue for the preferred shares.  From this date the differential rescue ceases to accrue.

✓  Then YPF and Enersis  would capitalize the loans they have granted in favor of IDS and CDS, at their face value in order to maintain the share structure in IDS (Enersis 57% and YPF 43%) and maintain the IDS equity interest in CDS (70%).

✓  PAE and IDS capitalize within CDS  all outstanding loans that they have granted as of this moment in favor of this company, at face value.

✓  Additionally, in order to maintain the direct and indirect stakes of Enersis (40%), YPF (40%) and PAE (20%) in CDS,  the following is necessary:

▪  PAE would have to capitalize in favor of CDS AR$ 125 million in cash, in order to compensate the deficit in loans that it holds in comparison with the other shareholders so that it can maintain its holding stake, and

▪  CDS would have to pay to Enersis a debt amortization of AR$ 88 million, in order to balance the loans to be capitalized between Enersis and YPF.

•         Once all the steps described in the proposed capitalization agreement have been taken, the resulting organizational structure will be as follows (estimated percentages):

FIG. 2:  POTENTIAL FUTURE COMPANY HOLDING STRUCTURE 1

•         If the operation takes place, the capital of CDS would increase as shown below:

TABLE 2:  VARIATION IN CDS’ CAPITAL WITH THE PROPOSED OPERATION

Shareholder	Ordinary Capital Prior to Capitalization	Ordinary Capital After Capitalization	Final Ordinary Capital (%)
Inversora Dock Sud	197,938,593.42	810,595,704.59	69.99%
YPF	84,833,132.63	347,407,606.21	42.86%
Enersis	113,105,460.79	463,188,098.38	57.14%
YPF	28,276,943.07	28,276,943.07	2.44%
YPF Bolivia	0.00	90,413,519.05	7.81%
Pan American Energy	56,553,886.16	225,896,686.16	19.51%
PPP	30,476.33	30,476.33	0.00%
Enersis	0.00	2,905,355.04	0.25%
Total	282,799,899	1,158,119,537	100%

•         On September 19, 2014, Enersis, ELA, IDS and YPF received from PAE an irrevocable offer for a capitalization agreement, with a validity of 70 days (until November 28, 2014).

•         On September 22, 2014, YPF accepted, in an irrevocable manner, the offer made by PAE.

III.           Information Revised by the Directors’ Committee

1 It is likely that Endesa S.A. will be replaced by Enel Energy Europe, in accordance with the operation taking place, as notified by Enel SpA.

The Committee took into consideration the following reports:

1.       Independent Appraisal report dated September 30, 2014, issued by IM Trust Asesorías Financieras S.A. ( “IM Trust”).

2.       Independent Appraisal Report dated October 2, 2014, issued by Itaú BBA de Banco Itaú Chile ( “IBBA”).

In the opinion of this Committee, both Independent Appraisers, IM Trust and IBBA, have the due independence and have received the information and reasonable times for carrying out their tasks.  Their reports are at all shareholders’ disposal.

The valorization made by of IM Trust and IBBA as “independent appraisers” is in terms of article 147 of the LSA, a regulation that establishes that in their report, the independent appraisers should inform shareholders of the conditions of the operation, specifically whether its objective is to contribute to the best interest, and whether its price, terms and conditions are those prevailing in the market at the time of its approval. Their effects and potential impact on the company, as well as issue opinions on the matters that the Directors’ Committee or Board of Directors, as the case may be, have expressly requested to be evaluated.

a.    Independent Appraisal Report Issued by IM Trust.

On September 30, 2014, the independent appraiser IM Trust, appointed by the Directors’ Committee of Enersis, issued a report in which it estimates the market value of the Central Dock Sud loans granted by Endesa Latinamérica.  The estimated value should be between USD 21.1 million to USD 23.6 million. The latter based on the premise that these loans would allow Enersis to hold a 29.24% stakeholding in CDS after the capitalization (reaching a total CDS stakeholding of 40.25%) and furthermore, to receive AR$88 million as amortization of the debt. There would be, however, certain tax charges associated with the purchase and capitalization which should be discounted from the price to be paid. Taking into consideration all these factors, the range suggested by IM Trust for the purchase of these loans is between USD 21.1 million and USD 23.6 million.

The methodology used consisted of calculating the discounted cash flows of CDS, weighting this with 3 conservative scenarios, in order to obtain the value of the equity for the company without debt, and thus being able to calculate the value of 29.24% of the capitalized company.

Additionally, other optimistic referential scenario valuations were analyzed, using multiples and the implicit valuation derived from the asset to be contributed by PAE, which were not used in obtaining the value range proposed by IM Trust, but which were considerably higher than the base value.

b.    Independent Appraisal Report Issued by Itaú BBA de Banco Itaú Chile (IBBA)

On October 2, 2014, the independent appraiser IBBA, appointed by the Board of Directors of Enersis issued a report in which it estimates that the market value of the CDS loans granted by Endesa Latinamérica should be between USD 20.1 million and USD 50.7 million. IBBA maintains that under current conditions, CDS is already in liquidation and consequently, Enersis and the other shareholders have lost all economic value in this company. Therefore, the operation to purchase the loans held by ELA would allow Enersis to hold a 40.25% stakeholding in CDS after the capitalization, and furthermore, to receive AR$ 88 million as an amortization of the debt of CDS. Enersis would also have to pay certain taxes, in Argentina and Chile, associated directly with the purchase and capitalization of these loans, these tax amounts should be discounted from the price to be paid to ELA. Considering all these factors, IBBA indicates that the purchase of the loans generates value for Enersis if it is made at a value of less than USD 33.8 million.

The methodology used consisted of calculating the discounted cash flow of CDS in order to obtain the value of the company and therefore, calculate the value of the 40.25% stake post capitalization.

Additionally, other optimistic discounted cash flow scenarios, market multiples of comparable companies, similar previous transactions and independent valuations of CDS (Enersis capital increase value and value of the in-kind contribution of PAE) were also analyzed. It should be noted that these values, significantly higher than the range proposed, were not used in obtaining the value range proposed by IBBA.

IV.            Pronouncement

As stated above, article 147 of the LSA establishes that the criteria for approving an operation with a related party, is that the operation should contribute to the best interest, and reach price, terms and conditions similar to those prevailing in the market at the time of its approval. We refer now to both points.

a.       Contribution to the best Interest

This Committee believes for Enersis, it would be positive, from a strategic and business point of view, to acquire the loans that ELA holds in CDS and then, the capitalization of them in the latter company, subject to the purchase being made at an adequate transfer price and under adequate terms and conditions. We will refer to this point in the next section. Subject to the latter, we believe that the proposed operation does contribute to the best interest.

The Committee points out that for the proposed operation to contribute to the best interest , in addition to reaching a balance between the strategic and business factors mentioned above, it must create value and that the terms and conditions be reasonable for Enersis.

We indicate below the principal reasons why we believe that the proposed operation contributes to best interest of Enersis, from a strategic and business perspective:

i.	CDS is a relevant generation asset in the Argentine electricity market, and is a key player in the supply of electricity to Buenos Aires.
ii.	The operation will allow CDS to remain without debt, which would eliminate losses for exchange rate differences generated by the liabilities in USD that it currently holds.

iii.

The operation will allow to revert the negative equity situation in CDS, through the reconstitution of its capital and through the profits generated by the condoning of interest. Furthermore, Enersis will receive money in cash within the context of the capitalization.

iv.	Recently, the Argentine electricity Regulatory Framework has shown some positive changes, with the migration from an interventionist and marginalist system to a medium cost system. This is seen, for example, in Resolution SE 529, enacted in May 2014, which has allowed better remuneration for CDS and therefore, an improvement in its results.

v.	Enersis will receive the payment of AR$ 88 million as a consequence of the operation, as part of the capitalization agreement; the use of these funds will be decided by the Board of Directors.
vi.	The operation allows to strengthen the Enersis Group positioning in the Argentine electricity sector, where it participates through Endesa Costanera, El Chocón, Edesur, Cemsa, Yacylec, Compañía de Transmisión del Mercosur (CTM) and Transportadora de Energía S.A. (TESA). During 2013, total operations in Argentina reported 9.1% of its consolidated EBITDA of Enersis.

vii.	The operation is attractive for other third parties not related to Enersis that assign value to CDS. This is the case for PAE which is making an in-cash capitalization and for an investment bank by valuing Enersis by sum of the parts.

viii.	The manner in which the operation is to be carried out ratifies the commitment made by the controllers of Enersis to convert the company into a single investment vehicle in South America for conventional energy.

ix.	It consolidates the relationship with the other CDS shareholders (YPF and PAE), both of which are important players in the hydrocarbon sector in Argentina.

b.      Market Price and Other Terms and Conditions

                        i.      Market Price

The following is a summary of the estimated of value for Enersis made by the independent appraisers:

	Date	Value of Loans	Methodology
IM Trust	30/09/2014	21.1 a 23.6 MMUSD

Range of values resulting from the calculation of CDS discounted cash flow methodology, weighed to 50%, averaged over 3 other more conservative scenarios (together averaging 50%), considering that once the capitalization is finished, the loans would allow Enersis to have 29.24% of the CDS cash flows, plus the repayment of AR$ 88 million from Argentina at the official exchange rate, less the payment of taxes in Chile for the capital gains on the loan with regards to the capitalization (one time) and less the annual tax payment on personal assets in Argentina of 0.5% of capital.

IBBA	02/10/2014	Less than 33.8 MMUSD

Range of values resulting from the calculation of CDS discounted cash flow, considering that once the capitalization is finished, the loans will allow Enersis to have 40.25% of CDS cash flows, plus the repayment of AR$ 88 million from Argentina at the official exchange rate, less the payment of taxes in Chile for capital gains on the loan (one-time) and less the annual tax payment on personal assets in Argentina of 0.5% of the capital

The Committee members share the methodology proposed by both appraisers in order to get to the value of the loans in the following concepts:

▪  Discounted cash flow is the best methodology for obtaining the value of a company.

▪  The amount that Enersis receives for the repayment of debt acquired (AR$ 88 million) should be added.

▪  Taxes to be paid in Chile and Argentina which are directly associated with the operation should be deducted.

▪  An open exchange channel to the official rate is assumed on the date of the independent appraisers’ reports.

The differences between the opinions of the members of this Committee are based principally on the following concepts:

▪  Percentage to be acquired by Enersis of CDS following the capitalization

▪  Discounted cash flow base case or weighted base case with conservative scenarios.

c.       Conclusions

Given all the factors mentioned above, the market value ranges for the purchase of the loans that ELA holds in CDS recommended by each of this Committee members are as follows:

	Minimum Value (MMUSD)	Maximum Value (MMUSD)
Hernán Somerville S.		27,8
Leonidas Vial E.	22.4	27.0
Rafael Fernández M.		23.8

Considering the above, the proposed operation designed to capitalize Central Dock Sud does indeed contribute to the best interest.

Hernán Somerville S. ID N°: 4.132.185-7 Chairman of the Directors’ Committee and Financial Expert	Leonidas Vial E. ID N°: 5.719.922-9 Director	Rafael Fernández M. ID N°: 6.429.250-1 Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: October 8, 2014